

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 17, 2015

<u>Via E-mail</u>
Mark W. Funke
President and Chief Executive Officer
Southwest Bancorp, Inc.
608 South Main Street
Stillwater, OK 74074

> **Re: Southwest Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 7, 2015**
> **File No. 333-205521**

Dear Mr. Funke:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2015 letter.

<u>Incorporation of Certain Documents By Reference, page 79</u>

1.   Please revise to incorporate all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by your most recent annual report on Form 10-K. Please refer to Item 11(a)(2) of Form S-4.

<u>Exhibits 8.1 and 8.2</u>

2.   We refer you to the statements in both Exhibits 8.1 and 8.2 that the opinions are "solely" for the benefit of the Company and "may not be used or relied upon by any other party . . . ." Please direct counsel to revise to remove these limitations on investor reliance. Please also have counsel revise these exhibits so that the authors of the opinions consent to the discussion of their opinions in the prospectus as well as being named in the

registration statement itself. Please refer Staff Legal Bulletin No. 19, which is available on our website, for guidance.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Financial Services I

cc: Justin L. Jackson, Esq.